Fried, Frank, Harris, Shriver & Jacobson           Latham & Watkins
           One New York Plaza                      885 Third Avenue
      New York, New York 10004-1980                   Suite 1000
             (212) 859-8000                 New York, New York 10022-4802
                                                    (212) 906-1200


VIA FACSIMILE

June 6, 2002

Jack H. Nusbaum, Esq.
Willkie, Farr & Gallagher
787 Seventh Avenue
New York, New York 10019-6099


          Re: Stock Purchase Agreement, dated as of January 15, 2002 (the "Purchase Agreement"), among XO Communications, Inc. (the "Company"), certain partnerships affiliated with Forstmann Little & Co. (collectively "Forstmann Little") and Telefonos de Mexico, S.A. de C.V. ("Telmex")

Dear Jack:

     As has been indicated to the Company, Forstmann Little and Telmex (collectively the "Investors") believe that it is virtually impossible that the conditions to their obligations under the Purchase Agreement will ever be satisfied. The Investors' belief in this regard is based on a number of factors, all of which are demonstrated by the substantial decline in the value of the Company, including the state of the Company's business and financial condition, pending litigation, the absence, despite months of negotiations, of any agreement among the Company's stakeholders, the stated positions of Carl Icahn and representatives of the bondholders, and the Company's stated intention to file bankruptcy in the near term.

     While the Investors will, of course, continue to fulfill their obligations under the Purchase Agreement, it is important for the Company and all of its stakeholders to understand that the Investors will not waive any of the conditions to their obligations to consummate the transactions contemplated by the Purchase Agreement. In addition, the Investors will not undertake any further actions in connection with the Company's ongoing restructuring efforts (including engaging in any discussions or negotiations with respect to alternative transactions) that are not required by the terms of the Purchase Agreement. The Company and its representatives should not take any action that could lead anyone to believe that the transactions contemplated by the Purchase Agreement will be consummated or that Forstmann Little or Telmex intend or are obligated to consider or consummate any alternative transaction.

     In light of the foregoing, the Investors request that the Company mutually agree with the Investors to terminate the Purchase Agreement to clarify for all of the Company's stakeholders the restructuring options actually available to the Company. If the Company declines to do so, the Investors reserve all of their rights to terminate the Purchase Agreement.

     Please be advised that Forstmann Little intends to amend its Schedule 13D regarding its investment in the Company to disclose the contents of this letter and to attach this letter as an exhibit to that amendment. In light of the Company's previous public statements about the status of the Purchase Agreement, we also suggest that the Company seriously consider whether it has a duty to disclose publicly the contents of this letter.

     Forstmann Little and Telmex expressly reserve all of their rights under the Purchase Agreement and pursuant to applicable law, and this letter is not to be construed in any manner as a waiver or release of any of their rights thereunder.

     This letter has been executed and is being delivered by Stephen Fraidin of Fried, Frank, Harris, Shriver & Jacobson on behalf of Forstmann Little and by Charles Nathan of Latham & Watkins on behalf of Telmex.

Very truly yours,                                    Very truly yours,


/s/ Stephen Fraidin                                  /s/ Charles Nathan
Stephen Fraidin                                      Charles Nathan


cc:      Mr. Theodore J. Forstmann
         Mr. Jaime Chico Pardo
         Jay M. Goffman, Esq.
         Daniel H. Golden, Esq.